U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

[ ]  Form 3 Holdings Reported

[ ]  Form 4 Transactions Reported

1.   Name and Address of Reporting Person*
         Campbell             Dugald                 K.
          (Last)              (First)             (Middle)

                       c/o Tower Automotive, Inc.
                       5211 Cascade Road, S.E.
                              (Street)

        Grand Rapids         Michigan             49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     12/00

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     _X__ Director                      ___ 10% Owner
     _X__ Officer (give title below)    ___ Other (specify below)
          -Enterprise Leader

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date (Month/Day/Year)
     11/30/00

3.   Transaction Code (Instr. 8)
          Code      G
          V         -

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount         1,500 (1)
          (A) or (D)     (D)
          Price          -

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
     a.  10,781 (1)
     b. 150,844
     c.  97,870
     d. 2244.327

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     a. (I)
     b. (I)
     c. (I)
     d. (D) (2)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     a. By D. Lynn Campbell Trust
     b. By D.K. Campbell Annuity Trust 2
     c. By D.I. Campbell Annuity Trust 4

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)
                                                                          (over)

(1) Reflects 1,000 shares gifted to trust
(2) Reflects ownership of shares accumulated solely under the Company's
    Section 423 Plan

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
     a. Employee Stock Option (Right to buy)
     b. Deferred Stock Units
     c. Deferred Stock Units

2.   Conversion or Exercise Price of Derivative Security
     a. $13.187
     b. 1-for-1

3.   Transaction Date (Month/Day/Year)
     a. 3/8/00
     b. 3/31/00

4.   Transaction Code (Instr. 8)
     a. A
     b. A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)  a. 200,000
               b.  47,193.8931
          (D)  a. -
               b. -

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable    a. 3/8/01 (1)
                              b. (2)
          Expiration Date     a. 3/8/10
                              b. (2)

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title                         a. Common Stock
                                        b. Common Stock
          Amount or Number of Shares    a. 200,000
                                        b.  47,193.8931

8.   Price of Derivative Security (Instr. 5)
     a. -
     b. $16.3750

9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)
     a. 200,000
     b.  90,146.90

10.  Ownership of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)
     a. (D)
     b. (D)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:
(1) Vests at the rate of 25% per year for four consecutive years, commencing 3/8/01.

(2) Deferred Stock Units were accrued under the Company's Key Leadership Deferred Income Stock Purchase Plan. 11798.4733 shares are subject to forfeiture until the third anniversary of the transaction date.


                                     /s/ Michael G. Wooldridge           2/13/01
                                     **Signature of Reporting Person        Date
                                     Michael G. Wooldridge for
                                     Dugald Campbell by Power of Attorney

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.